TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

[redacted]

06011863

March 9, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Press Release Dated March 8, 2006

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

dlw 3/23

cc: Bernard K. Lee, Trilogy Energy Ltd.
Charles E. Morin, Trilogy Energy Ltd.

TRILOGY
ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta

March 8, 2006

NEWS RELEASE: TRILOGY ENERGY TRUST FILES ITS YEAR END DISCLOSURE DOCUMENTS

Trilogy Energy Trust ("Trilogy" or the "Trust") (TSX – TET.UN) announces that today it has filed with Canadian Securities authorities its audited Consolidated Financial Statements for the year ended December 31, 2005 and related Management's Discussion & Analysis. Trilogy has also filed its Annual Information Form for the year ended December 31, 2005, including disclosure and reports relating to reserves data and other oil and gas information pursuant to National Instrument 51-101. Copies of these filed documents may be obtained at www.sedar.com.

About TET

Trilogy is a petroleum and natural gas-focused Canadian energy trust. Trilogy's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
B.K. (Bernie) Lee, Chief Financial Officer
J.B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
c/o Trilogy Energy Ltd.
4100, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9